Invesco ETFs

3500 Lacey Road, Suite 700

Downers Grove, IL 60515

September 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Jaea Hahn

Re:	Invesco Exchange-Traded Fund Trust II

File Nos. 333-138490; 811-21977

Responses to Comments on Post-Effective Amendment No. 746

Dear Ms. Hahn:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed to us via telephone on August 12, 2020, regarding Post-Effective Amendment No. 746 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Exchange-Traded Fund Trust II (the “Trust”), which is also Post-Effective Amendment No. 747 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on June 26, 2020 to register a new series of the Trust called the Invesco NASDAQ 100 ETF (the “Fund”). For your convenience, each of your comments, as we understand them, is repeated below with the Trust’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. Defined terms used below have the same meanings as in the Amendment.

We also hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter. In addition, in response to the SEC’s request, a completed fee table and expense example for the Fund are included in Appendix A to this letter.

1.	Comment:	The section “Additional Information About the Fund’s Strategies and Risks” in the statutory prospectus discloses that “[s]tock types generally eligible for inclusion in the Underlying Index are common stocks, ordinary shares and tracking stocks, as well as American Depositary Receipts that represent securities of non-U.S. issuers.” Please include similar disclosure in the “Principal Investment Strategies” section in the summary prospectus.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

September 29, 2020

Response:

We have amended the disclosure to include that language, as follows:

The Fund generally will invest at least 90% of its total assets in the securities that comprise the Underlying Index.

Strictly in accordance with its guidelines and mandated procedures, Nasdaq, Inc. (“Nasdaq” or the “Index Provider”) compiles, maintains and calculates the Underlying Index, which includes securities of 100 of the largest domestic and international nonfinancial companies listed on The Nasdaq Stock Market based on market capitalization. Security types generally eligible for inclusion in the Underlying Index are common stocks, ordinary shares, tracking stocks, shares of beneficial interest, limited partnership interests, as well as American Depositary Receipts (“ADRs”) that represent securities of non-U.S. issuers.

The Underlying Index reflects companies from all major sectors, except for companies that are classified as “financials” according to the Industry Classification Benchmark (“ICB”) (i.e., it excludes companies under ICB Industry Code 8000).

The Underlying Index weights its component securities using a “modified market capitalization-weighted” methodology, which is a hybrid between equal weighting and conventional capitalization weighting. Under this methodology, no component security may exceed 24% of the weight of the Underlying Index.

As of August 31, 2020, the Underlying Index was comprised of 103 constituents with market capitalizations ranging from $11.6 billion to $2.2 trillion.

The Fund employs a “full replication” methodology in seeking to track the Underlying Index, meaning that the Fund generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index. The Fund is “non-diversified” and therefore is not required to meet certain diversification requirements under the Investment Company Act of 1940, as amended (the “1940 Act”).

2.	Comment:	Please disclose in the “Principal Investment Strategies” section of the summary prospectus how the Underlying Index weights its component securities.

	Response:	We have amended the disclosure to include that language. Please see the response to comment no. 1 for the revised disclosure.

3.	Comment:	The “Principal Investment Strategies” section states that the Underlying Index is composed of “domestic and international nonfinancial companies.” Please clarify the term “nonfinancial.”

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

September 29, 2020

	Response:	We have amended the disclosure to include that language. Please see the response to comment no. 1 for the revised disclosure.

4.	Comment:	Please include further disclosure discussing the international companies in the Underlying Index, including whether such companies are located in developed or emerging market countries. In general, how many companies in the Underlying Index are non-U.S. companies?

	Response:	We have considered the staff’s request and respectfully decline to make any changes at this time. While the Underlying Index includes securities of non-U.S. companies in accordance with its methodology, as of August 31, 2020, such securities represented less than 4% of the value of the Underlying Index.

5.	Comment:	Please disclose in the summary prospectus how often the Underlying Index is rebalanced and reconstituted, as well as whether the Fund will follow the same schedule.

	Response:	We have considered the staff’s request and respectfully decline to make any changes at this time. While the rebalance schedule for the Underlying Index may be of importance to investors, we do not believe it constitutes a principal investment strategy of the Fund. Therefore, we decline to include that information in the Fund’s summary prospectus. Nevertheless, we note that the Fund includes such disclosure in the statutory portion of the prospectus, in the section “Additional Information About the Fund’s Strategies and Risks—Principal Investment Strategies.”

6.	Comment:	Supplementally, please confirm that the Fund will be non-diversified.

	Response:	We confirm that the Fund will commence operations as a non-diversified Fund.

7.	Comment:	In the sections “Summary Information—Principal Risks of Investing in the Fund” and “Additional Information About the Fund’s Strategies and Risks—Principal Risks of Investing in the Fund,” please consider rearranging the order in which the principal risks are presented, to prioritize those that are most likely to adversely affect the Fund’s NAV, yield and total return.

	Response:	We will consider the staff’s request across the Invesco ETF complex, but respectfully decline to make the requested change at this time.

8.	Comment:	The disclosure indicates that the Underlying Index, and consequently the Fund, may hold securities of non-U.S. companies. Therefore, please consider disclosing investments in foreign companies as a principal investment risk of the Fund.

	Response:	We have considered the staff’s comment and respectfully decline to make any changes at this time. As noted in response to comment no. 4, securities of non- U.S. companies currently comprise a small percentage of the Underlying Index.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

September 29, 2020

Accordingly, the Fund believes “Foreign Investment Risk” is appropriately disclosed as an additional, non-principal risk of the Fund.

9.	Comment:	Please clarify if the risks disclosed in the section titled “Additional Information About the Fund’s Strategies and Risks—Additional Risks of Investing in the Fund” are principal or non-principal risks of the Fund. Also, we note that “Foreign Investment Risk” is included in this section. Please confirm if that risk is a non-principal risk of the Fund.

	Response:	We confirm that the section “Additional Risks of Investing in the Fund” discloses risks that the Fund considers to be non-principal risks. As noted in response to comment no. 8 above, we confirm that “Foreign Investment Risk” is a non-principal risk of the Fund.

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We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (314) 971-3985 or Mark Greer at (312) 964-3505.

Sincerely,

/s/ William McAllister
William McAllister Counsel

cc:	Adam Henkel, Esq.

Abigail Murray, Esq.

Eric Purple, Esq.

Mark Greer, Esq.

APPENDIX A

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.15%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.15%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years

$15	$48